April 8, 2026

Cheung Lui
Chief Executive Officer
707 Cayman Holdings Ltd.
5/F., AIA Financial Centre
712 Prince Edward Road East, San Po Kong
Kowloon, Hong Kong

       Re: 707 Cayman Holdings Ltd.
           Registration Statement on Form F-1
           Filed March 30, 2026
           File No. 333-294721
Dear Cheung Lui:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    R. Joliene Wood